SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2008
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Shinhan Financial Group
120, 2-Ga, Taepyungro, Jung Gu,
Seoul 100-724, Korea
February 22, 2008
To Shareholders:
Convocation Notice of the 7th Ordinary General Meeting of Shareholders
Notice is hereby given that the 7th Ordinary General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.
Description

1. Date and Time	March 19, 2008 10 A.M., Seoul time.

2. Venue	Auditorium, 20th floor, Shinhan Bank,
120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda
1) Approval of Financial Statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2007 (January 1, 2007 ~ December 31, 2007)
2) Approval of Revision to Articles of Incorporation
3) Appointment of directors (13 directors)
4) Appointment of Audit Committee members (4 members)
5) Approval of director remuneration limit
6) Approval of stock option grant to the executives and employees of Shinhan Financial Group and its Subsidiaries
Reference Document for the Exercise of Voting Right
1. Number of Voting Rights Held by All Shareholders: 396,119,587 shares
*	The total number of our outstanding common stock is 396,119,587 shares as of December 31, 2007, all of which are valid shares for voting.

2. Agenda Items and Reference Materials Thereof:
Agenda Item No. 1 Approval of Financial Statements (balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2007 [January 1, 2007 ~ December 31, 2007])
- Please refer to Appendix 1 for financial statements of the Shinhan Financial Group
- Total dividend amount proposed by BOD
1) Common Stock: KRW 356,580 million (KRW 900 per share)
2) Preferred Stock: KRW 263,862 million
3) Total: KRW 620,442 million
Agenda Item No. 2 Approval of Revision to Articles of Incorporation
Shinhan Financial Group proposes to revise its Articles of Incorporation in order to reflect the amendment of the Financial Holding Company Act and subordinate regulations.
A. Reflect the grounds for the establishment of the Audit Committee Member Recommendation Committee
–	Recently, article 41, paragraph 2 of the Financial Holding Company Act has been revised, and companies are now required to recommend candidates for its Audit Committee through an Audit Committee Member Recommendation Committee.

–	Accordingly, SFG proposes to revise article 46 and 49 of its Articles of Incorporation to stipulate the grounds for establishment of the Audit Committee Member Recommendation Committee as a subcommittee under the BOD, and also to specify the recommendation procedures for candidates under the Audit Committee Member Recommendation Committee.
B. Revise the extent of consolidated financial statements subject to public notice
–	Article 33 of supervisory regulation of Financial Holding Company Act has specified the types of financial statement for companies to announce to the public.

–	Companies are now required to publicly notice its consolidated balance sheet and income statement, in lieu of the previous consolidated financial statements, pursuant to “The Act on External Audit of Corporation”.

–	SFG proposes to revise article 53 of its Articles of Incorporation to stipulate the amendment.

As is	To be
Article 46 (Committees)	Article 46 (Committees)
(1) The Company may have the following committees within the Board of Directors. 1~5 (Omitted) (Added)	(1)The Company may have the following committees within the Board of Directors. 1~5 (Unchanged) 6. Audit Committee Member Recommendation Committee

Article 49 (Constitution of Audit Committee)	Article 49 (Constitution of Audit Committee)
(1) The Company shall have the Audit Committee, as prescribed by the Commercial Code, the Securities Exchange Act and other applicable laws, instead of an Auditor.	(1) The Company shall have the Audit Committee, as prescribed by article 41 paragraph 1 of the Financial Holding Company Act .

(2) The Audit Committee of the Company shall consist of three (3) or more Directors; provided that two-thirds (2/3) of the members of the Audit Committee shall be elected from the Outside Directors.	(2) Candidates for the Audit Committee shall be recommended by the Audit Committee Member Recommendation Committee, all of which members are Outside directors. The Audit Committee Member Recommendation Committee will make their resolution based on two-third(2/3) approval among the present members.
(3) The Audit Committee of the Company shall consist of three (3) or more Directors and must satisfy the following.
1. Two-thirds (2/3) of the members of the Audit Committee shall be elected from the Outside Directors.
2. At least one member must be an expert in the field of accounting or finance, as defined under 19.2 of Presidential Decree to the Financial Holding Company Act.

(4) (Identical to As-is (3) paragraph)
(3) The chairman of the Audit Committee shall be elected among the outside directors by a resolution of the Audit Committee.

Article 53 (Preparation and Maintenance of Financial Statements and Business Reports)	Article 53 (Preparation and Maintenance of Financial Statements and Business Reports)

(1)~(3) (Omitted)	(1)~(3) (Unchanged)

(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.
(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated balance sheet and income statement pursuant to the Act on External Audit of Stock Companies and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.

Addenda(5)

Article 1 (Effective Date) These Articles of Incorporation shall become effective as of March 19,2008.

Agenda Item No. 3 Appointment of directors (13 directors)
The following is the list of director candidates.

Candidate Name	Term(Year)	New Appointment	Outside Director
Sang Hoon Shin	3	—	—
Pyung Joo Kim	1	—	O
Si Jong Kim	1	—	O
Young Woo Kim	1	—	O
Shee Yul Ryoo	1	—	O
Byung Hun Park	1	—	O
Yong Woong Yang	1	—	O
Sung Bin Chun	1	—	O
Haeng Nam Chung	1	—	O
Bong Youn Cho	1	O	O
Young Hoon Choi	1	—	O
Young Sup Huh	1	O	O
Philippe Reynieix	1	—	O
For the personal profiles of the candidates, please refer to Appendix 2.
Pyung Joo Kim, Shee Yul Ryoo, Sung Bin Chun, Bong Youn Cho and Young Sup Huh are candidates for outside directors with professional expertise, as defined under our Articles of Incorporation.
Agenda Item No. 4 Appointment of Audit Committee members (4 members)
Among the nominated outside director candidates, Young Woo Kim, Sung Bin Chun, Bong Youn Cho and Young Sup Huh were recommended as candidates of audit committee members for the year 2008 through the resolution of the Audit Committee Member Recommendation Committee.
Agenda Item No. 5 Approval of director remuneration limit
Limitation on the aggregate compensation to the directors: KRW 9 billion for the year 2008.
Agenda Item No. 6 Approval of stock option grant to the executives and employees of Shinhan Financial Group and its Subsidiaries
(Total stock options to grant to executives and employees of SFG and subsidiaries: 808,700 shares)

A. Grant of Stock Options to Executives and Officers
1)	Grantees: A total of 46 executives and officers of Shinhan Financial Group and its subsidiaries ( Shinhan Bank, Shinhan Card , Good Morning Shinhan Securities, Shinhan Life Insurance, Shinhan Capital, and Shinhan Credit Information)- See below for more details.

2)	Number of options: 554,350 shares in total

3)	Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Presidential Decrees to the Securities Exchange Act of Korea
*	Determination of exercise price: Based on the arithmetic mean of the three trading volume- weighted average closing prices during the 2-month, 1-month and 1-week periods counting backwards from the day before the grant date.
4)	Date of grant: March 19, 2008

5)	Exercise period: Exercisable during the 4 year period after 3rd anniversary of the grant date.

6)	Method of option grant : Shinhan Financial Group will, at its discretion ,choose among the followings:
- to issue new shares at the exercise price,
- to provide from its treasury shares, or
- to settle in cash for the amount of difference between the exercise price and market price as of the date of exercise.
7)	Details of Stock Options Granted to Executives and Officers

Company	Title	Name	Grant Volume
Shinhan Financial Group	Chairman	Eung Chan Ra	55,000
Shinhan Financial Group	CEO	In Ho Lee	49,500
Shinhan Financial Group	Executive Vice President	Baek Soon Lee	11,000
Shinhan Financial Group	Executive Vice President	Buhmsoo Choi	11,000
Shinhan Financial Group	Executive Vice President	Jae Woon Yoon	11,000
Shinhan Bank	CEO	Sang Hoon Shin	44,000
Shinhan Bank	Executive Vice President	Hyu Won Lee	11,000
Shinhan Bank	Executive Vice President	Won Suk Choi	11,000
Shinhan Bank	Executive Vice President	Nam Lee	11,000
Shinhan Bank	Executive Vice President	Chang Kee Hur	11,000
Shinhan Bank	Executive Vice President	Jeum Joo Gweon	11,000
Shinhan Bank	Executive Vice President	Sung Woo Kim	10,000

Company	Title	Name	Grant Volume
Shinhan Bank	Executive Vice President	Hak Ju Kim	10,000
Shinhan Bank	Executive Vice President	Joo Won Park	10,000
Shinhan Bank	Executive Vice President	Chan Park	8,250
Shinhan Bank	Executive Vice President	Jung Won Lee	8,250
Shinhan Bank	Executive Vice President	Chan Hee Jin	8,250
Shinhan Bank	Executive Vice President	Hyung Jin Kim	7,500
Shinhan Bank	Executive Vice President	Young Hoon Lee	7,500
Shinhan Card	CEO	Jae Woo Lee	22,000
Shinhan Card	Executive Vice President	Hong Kyu Kang	8,250
Shinhan Card	Executive Vice President	Soo Ik Park	7,500
Shinhan Card	Executive Vice President	Doo Hwan Jun	8,250
Shinhan Card	Executive Vice President	Hee Geon Kim	8,250
Shinhan Card	Executive Vice President	Jong Kyun Shin	7,500
Shinhan Card	Managing Director	Chun Kuk Lee	6,600
Shinhan Card	Managing Director	Il Hwan Kim	6,600
Shinhan Card	Managing Director	Jae Gwang Soh	6,000
Shinhan Card	Managing Director	Ihl Soon Cho	6,000
Shinhan Card	Managing Director	In Chang Rou	6,000
GMSH Securities	CEO	Dong Girl Lee	20,000
GMSH Securities	Executive Vice President	Jin Kook Lee	8,250
GMSH Securities	Executive Vice President	Yoo Shin Jung	7,500
GMSH Securities	Executive Vice President	Seung Hee Hyun	7,500
Shinhan Life	CEO	Jin Won, Suh	22,000
Shinhan Life	Executive Vice President	Byung Chan Lee	8,250
Shinhan Life	Executive Vice President	Keun Jong Lee	8,250
Shinhan Life	Executive Vice President	Young Chul Bae	7,500
Shinhan Life	Executive Vice President	Sam Suck Rho	7,500
Shinhan Life	Executive Vice President	Jeong Kun Lee	7,500
Shinhan Life	Executive Vice President	Ki Won Kim	6,600
Shinhan Capital	CEO	Do Heui Han	18,000
Shinhan Capital	Executive Vice President	Seung Keun Oh	7,200
Shinhan Capital	Executive Vice President	Jun Gi Eun	6,600
Shinhan Capital	Executive Vice President	Young Sup Hwang	5,000
Shinhan Credit Info.	Executive Vice President	Pan Am Lee	7,500
	Grantees : 46		No. of Shares : 554,350

B. Grant of Stock Options to Employees
1)	Grantees:

Managing directors and BU heads with previous year’s overall evaluation grade of 3 or higher will be granted with stock options.
*	Companies : Shinhan Financial Group, Shinhan Bank, Shinhan Card, GMSH Security and Shinhan Capital

*	Decisions regarding grantees selection and volumes to each grantee shall be delegated to CEO of SFG and be finalized with GSM’s approval.
2)	Number of options : 254,350 shares in total

3)	Exercise price, date of grant, exercise period and method of option grants are the same as those applied to executive grantees.
C. Conditions for Stock Option Exercise
A)	33.4% of Stock Option grant per each person: linked to Stock Price performance
     – If company’s 3-year cumulative net income is greater than zero, exercisable volume is determined based on the comparison of SFG’s stock price growth rate against average stock price growth rate of “Big 3 players” in the following manner.

Compared to BIG 3 1)	Below 70%	70~90%	90% or above
Exercisable volume	0%	16.7%	33.4%
Note1) “BIG 3” refers to Kookmin Bank, Woori Financial Group and Hana Financial Group. Exercise amount of stock options is dependant on the three companies’ average growth in share price.
     B) 66.6% of Stock Option grant per each person: linked to adjusted ROE performance against its target

Item	Group 1	Group 2	Group 3
Volume subject to exercise	1/3 of 66.6% of total grant volume	1/3 of 66.6% of total grant volume	1/3 of 66.6% of total grant volume

Exercisable volume 1) = Volume subject to exercise x (Actual ROE / Target ROE)

Exercisable volume	Note 1) Total exercise volume cannot exceed 100% of that originally granted

Actual (target) ROE criteria	Grant year(G)’s actual (target) adjusted ROE	G+1 year actual (target) adjusted ROE	G+2 year actual (target) adjusted ROE

Exercisable period	During 4 years after 3rd anniversary of grant date

Appendix 1. Financial Statements of Shinhan Financial Group
1) Balance Sheets
Shinhan Financial Group Co., Ltd and Subsidiaries
Non-Consolidated Balance Sheets
December 31, 2007 and December 31, 2006
(In millions of KRW)

	As of December 31, 2007		As of December 31, 2006
Assets
I. Cash & Due from Banks		131,994		468,561
1.Due from Banks		131,994		468,561
II. Securities		23,743,620		12,775,892
1.Equity Securities Accounted for by the Equity Method		23,743,620		12,775,892
III. Loans		1,407,925		1,179,147
Allowance for Possible Loan Losses		- 7,075		- 5,925
1.Loans in Won		1,415,000		1,120,000
2.Loans in Foreign Currency		—		65,072
IV. Premises and Equipment		528		776
1. Vehicles	171		261
Accumulated Depreciation	137	34	187	74
2. Equipment	1,467		1,416
Accumulated Depreciation	1,245	222	1,081	335
3.Other	1,823		1,728
Accumulated Depreciation	1,551	272	1,361	367
V. Other Assets		43,461		579,255
1.Guarantee Deposits		10,068		9,915
2.Software		1,016		910
3.Accounts Receivable		—		37,907
4.Accrued Income		8,415		8,016
5.Advance Payments		10		519,328
6.Prepaid Expenses		17,060		1,023
7.Prepaid Income Taxes		3,651		346
8.Sundry Assets		3,241		1,810
Total Assets		25,327,528		15,003,631

Liabilities
I. Borrowings		7,293,253		3,606,898
1.Borrowings in Won		1,255,000		120,000
2.Borrowings in Foreign Currency		—		65,072
3.Debentures in Won	6,050,000		3,430,000
Discounts	11,747	6,038,253	8,174	3,421,826
II. Other Liabilities		56,474		35,207
1.Taxes Withheld		355		561
2.Dividends Payable		2,153		1,619
3.Accounts Payable		702		329
4.Accrued Expenses		52,415		31,916

	As of December 31, 2007		As of December 31, 2006
5.Unearned Revenues		135		—
6.Accrued Severance Benefits	1,903		2,015
Deposits with Insurance Company for Severance Benefits	1,189	714	1,233	782
Total Liabilities		7,349,727		3,642,105

Stockholders’ Equity
I. Capital Stock		2,462,473		2,170,758
1.Common Stock		1,980,998		1,907,838
2.Preferred Stock		481,475		262,920
II. Capital Surplus		8,648,799		4,360,082
1.Paid-in Capital in excess of Par Value		8,648,726		4,359,961
2.Other Capital Surplus		73		121
III. Capital Adjustment		—		44,491
1.Stock Options		—		44,491
IV. Accumulated Other Comprehensive Income		1,644,715		1,398,235
1.Unrealized Gain on Equity Securities under Equity Method		2,314,173		1,403,453
2.Unrealized Loss on Equity Securities under Equity Method		- 669,458		- 5,218
V. Retained Earnings		5,221,814		3,387,960
1.Legal Reserve		580,200		396,928
2.Retained Earnings Before Appropriation		4,641,614		2,991,032
Total Stockholders’ Equity		17,977,801		11,361,526

Total Liabilities and Stockholders’ Equity		25,327,528		15,003,631

2) Income Statements
Shinhan Financial Group Co., Ltd and Subsidiaries
Non-Consolidated Statements of Income
Year ended December 31, 2007 and December 31, 2006
(In millions of KRW)

	FY 2007		FY 2006
I. Operating Revenues		2,749,536		2,003,752

(1) Gain using the Equity Method of Accounting		2,632,111		1,917,268
(2) Interest Income		117,333		79,151
1. Interest on Due from Banks	53,571		6,918
2. Interest on Loans	63,762		70,057
3. Interest on Privately Placed Bonds	—		2,176
(3) Gain on Foreign Currency Transaction		92		5,838
(4) Other Operating Revenues		—		1,495
1. (Reversal of Allowance for Possible Loan Losses)	—		1,495
II. Operating Expenses		375,344		182,889

(1) Interest Expenses		326,928		129,644
1. Interest on Borrowings	45,643		5,404
2. Interest on Debentures	281,285		124,167
3. Other	—		73
(2) Loss on Foreign Currency Transaction		93		5,838
(3) Commission Expenses		112		269
(4) Administrative Expenses		48,211		47,138
1. Salaries	30,629		29,133
2. Retirement Allowance	1,119		973
3. Employee Benefits	1,416		1,202
4. Rent	343		568
5. Entertainment	911		939
6. Depreciation	385		562
7. Amortization on Intangible Assets	329		295
8. Bad Debt Expense	1,150		—
9. Taxes and Dues	406		2,453
10. Advertising	43		44
11. Commissions	8,964		8,484
12. Other	2,516		2,485
III. Operating Income		2,374,192		1,820,863

IV. Non-Operating Income		738		11,855
1. Gain on Sale of Tangible Assets	15		—
2. Miscellaneous	723		11,855
V. Non-Operating Expenses		1,215		—
1. Contribution	75		—
2. Miscellaneous	1,140		—
VI. Income Before Income Tax Expenses		2,373,715		1,832,718
VII. Income Tax Benefits		22,662		—
VIII. Net Income for the Period		2,396,377		1,832,718

IX. (Earning per Share)
1. (Basic Earning per Share)		KRW 5,562		KRW 4,149
2. (Diluted Earning per Share)		KRW 5,424		KRW 4,149

3) Statements of Appropriations of Retained Earnings
Non-Consolidated Statements of Appropriations of Retained Earnings (Draft)
Year ended December 31, 2007 and December 31, 2006
(In millions of KRW)

	Year ended December 31,		Year ended December 31,
	2007		2006
I. Unappropriated Retained Earnings		4,641,614		2,991,032

1. Unappropriated Retained Earnings carried over from prior years	2,242,709		1,263,407
2. Change in retained earnings of subsidiaries	2,528		-105,037
3. Redemption of preferred stock	—		-56
4. Net Income for the Period	2,396,377		1,832,718

II. Appropriation of Retained Earnings		1,397,906		748,323

1. Legal Reserve	239,638		183,272
2. Voluntary Reserve	537,826		172,812
3. Dividends	620,442		392,239
1) Cash Dividends on common stock	356,580		336,994
Dividend per share: KRW 900 for 2007
KRW 900 for 2006
2) Cash Dividends on preferred stock	263,862		55,245
Dividend per share
Series 2: KRW 730.674 for 2006
Series 3~5: KRW 730.674 for 2007
KRW 730.674 for 2006
Series 7: KRW 11,190 for 2007
KRW 11,190 for 2006
Series 8: KRW 11,790 for 2007
KRW 11,790 for 2006
Series 10: KRW 6,539.726 for 2007
Series 11: KRW 1,755.164 for 2007

III. Unappropriated Retained Earnings carried over to subsequent year		3,243,708		2,242,709

Appendix 2.
Personal Profiles: Candidates for Directors and Audit Committee Members
1. Sang Hoon Shin
Date of Birth: July 1, 1948
Current Position: President & CEO, Shinhan Bank
Education:
BA in Business Administration, Sungkyunkwan University , Seoul, Korea
MBA, Yonsei University
Main Work Experience:
1998 — Director, Shinhan Bank
2001 — Senior Executive Vice President, Shinhan Financial Group
2003 — President & CEO, Shinhan Bank
2. Pyung Joo Kim
Date of Birth: February 6, 1939
Current Position:
Honorary professor, Sogang University
Professor, KDI School of Public Policy and Management
CEO, Korean Investor Education Foundation
Education: Ph.D in Economics, Princeton University, USA
Main Work Experience:
1983 — Dean, College of Commerce, Sogang University
1990 — Dean, Graduate School of Economics and Policies, Sogang University
1999 — Dean, Graduate School of International Studies, Sogang University
3. Si Jong Kim
Date of Birth: April 16, 1937
Current Position:
Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan
Education: Sigaken Yas High School
Main Work Experience:
1982 — Director, Yokohama Shogin
1987 — Director, Korea Chamber of Office in Kanagawa, Japan
1991 — Vice president, Korean Residents’ Union in Japan

4. Young Woo Kim
Date of Birth: May 1, 1952
Current Position:
CEO of Hanil Electronic
CEO of New Hanil Electronic
Education: BA in Political Economy, Waseda University
Main Work Experience:
1990 — CEO, Hanbaek Precision Co.
2007 — CEO of Hanil Electronic, CEO of New Hanil Electronic
5. Shee Yul Ryoo
Date of Birth: September 5, 1938
Current Position: Advisor, Shin & Kim Law Firm
Education: LLB, Seoul National University
Main Work Experience:
1997 — President, Korea First Bank
1999 — Chairman, Korea Federation of Banks
2001 — Steering Committee Member, Korea Center for International Finance (current)
6. Byung Hun Park
Date of Birth: September 10, 1928
Current Position: Chairman, Daeseong Eltec Ltd
Education: BA in Economics at Meiji University, Japan (1953)
Main Work Experience
1989 — Chairman, Daeseong Electronics Ltd (current)
1990 — Standing Advisor, HQ of Korean Residents’ Union in Japan (current)
1990 — Honorary Chairman, Overseas Korean Representatives (current)
7. Yong Woong Yang
Date of Birth: August 4, 1948
Current Position: Chairman, Investment Associations for Koreans in Japan
Education: BA, Chosen University, Japan
Main Work Experience:

1990 — CEO, Doen in Japan
2006 — Non-executive Director, Shinhan Financial Group
8. Sung Bin Chun
Date of Birth: January 21, 1953
Current Position:
Professor of Business Administration, Sogang University
Education:
BA in English Literature, Sogang University, Seoul
Ph.D. in Accounting at Berkley University, USA
Main Work Experience:
1999 — Director, Vice President of Korean Accounting Association
2003 — Director, Business Administration Research Center, Sogang University
2004 — Director, Financial Supervisory Commission
9. Haeng Nam Chung
Date of Birth: March 15, 1941
Current Position: Advisor, Korea Chamber of Commerce & Industry in Japan
Education: Tomishima Middle School
Main Work Experience:
2001 — Chairman, ABIC Group (current)
2001 — Director, Asuka Credit Cooperative (current)
2005 — Advisor, Korea Chamber of Commerce & Industry in Japan (current)
10. Bong Youn Cho (New Candidate)
Date of Birth: March 9, 1948
Current Position: President for Pan Asia Capital Limited.
Education: BA in Statistics, Korea University, Seoul, Korea
Main Work Experience:
1996 — President, Oriens Capital Limited
1997 — Chairman, Pan Asia Capital Manager Limited, Hong Kong (current)
2001 — President, Pan Asia Capital Limited (current)

11. Young Hoon Choi
Date of Birth: November 8, 1928
Current Position: Chairman, EISHIN Group
Education: LLB in Law, Ritsumeikan University, Japan
Main Work Experience:
1953 — CEO, New Metro, Japan
1982 — Non Executive Director, Shinhan Bank
12. Young Sup Huh (New Candidate)
Date of Birth: October 9, 1941
Current Position: Chairman & CEO for Green Cross Corporation
Education
BA in Engineering, Seoul National University, Seoul, Korea
Dipl.-Ing. in Engineering Aachen University, Germany
Main Work Experience:
2001 — Vice Chairman, The Federation of Korean Industries(FKI)
2003 — Chairman, Korea Industrial Technology Association
2007 — Chairman, Korean-German Chamber of Commerce and Industry (KGCCI)
13. Philippe Reynieix
Date of Birth: June 24, 1949
Current Position: CEO & GM for Korea, BNP Paribas, Seoul
Education: Master of Business Law (with award), Paris II University
Main Work Experience:
1994 — Regional Head of Corporate Banking for S.E. and India, Paribas, Singapore
1999 — Country Manager, Paribas Singapore
2000 — Chief Operating Officer BNP Paribas, Singapore
2002 — CEO & GM for Korea BNP Paribas, Seoul (current)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Buhmsoo Choi
Name: Buhmsoo Choi
Title: Chief Financial Officer
Date: February 22, 2008